

May 31, 2011

Via E-Mail

Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 1-32179**

Dear Mr. Visaggio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2010

Engineering Comments

1.   In your April 7, 2010 response, you indicated that you would post on your website "a detailed technical presentation document describing all aspects of the Antelope 1 completion flow test" and the same information for Antelope 2. We are unable to find that information on your website. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.   You may contact Ron Winfrey, Petroleum Engineer, at (202) 551- 3704 with questions about engineering comments. Please contact Caroline Kim at (202) 551- 3878 or in her absence, Laura Nicholson at (202) 551- 3584, or me at (202) 551- 3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

 H. Roger Schwall
Assistant Director